FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2010

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release and presentation material dated May 31, 2010 regarding “2012 Mid-term Management Plan”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date June 1, 2010	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi Announces “2012 Mid-term Management Plan”

Tokyo, May 31, 2010 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced that it has formulated a management plan “2012 Mid-term Management Plan” to promote “Growth Driven by Social Innovation Business” & “Solid Financial Base”. Summary of “2012 Mid-term Management Plan” are below.

1. Key Strategy

(1) FY2009 Results and FY2012 Targets

	FY2009 Results	FY2012 Targets
Revenues	8,968.5 billion yen	10,500 billion yen
Operating income	202.1 billion yen (2.3%)	Over 5%
Net income attributable to Hitachi, Ltd.	(106.9 billion yen)	Consistently generate at least 200 billion yen
D/E ratio*	1.04 times	0.8 times or below
Total Hitachi, Ltd. Stockholders’ equity	14.4%	20%

*	including noncontrolling interests

(2) Key Strategy: “Growth Driven by Social Innovation Business” & “Solid Financial Base”

Growth by the Social Innovation Business; made up of fusion of social infrastructure and IT, and materials and key devices

a.	Leverage Hitachi’s strengths to promote a global growth strategy

Strengthen locally led project control centers, develop detailed strategies in each region

b.	Focus business resources on the Social Innovation Business

Invest 1 trillion yen in the FY2010 to FY2012 period, spend 600 billion yen on R&D expenses

c.	Strengthen the business structure to stabilize profitability

Rigorously cut costs, improve net other deductions, etc., become a global CSR leader

(3) Key Strategy: Management Focus

a.	Global/ Leverage Information, Experience and Trust of Hitachi to develop globally

b.	Fusion/ Address social innovation needs by synergistic integration of social infrastructure and IT

c.	Environment/ Refine ability to build environmental systems by drawing on environmental protection technologies and experience

2. Global Growth Strategy

(1) Promote and expand global localization

a.	Strengthen project control center via local leadership

b.	Accelerate development of a detailed strategy in each region

Maintain Japan as a strong business base

Emerging markets: Tap into robust social innovation demand, cooperate with partners

Industrialized countries:	Make environmental and integrated technology proposals to address demand to upgrade social infrastructure

Japan: Develop environmental and integrated services leveraging a strong business base

(2) Expand business opportunities in collaboration with partners

China/	Cooperative projects in low-carbon society building and resource recycling fields [National Development and Reform Commission], Sino-Singapore Tianjin Eco-City project [Sino-Singapore Tianjin Eco-City Investment and Development Co., Ltd.]

India/ Delhi Mumbai Industrial Corridor [Delhi Mumbai Industrial Corridor Development Corporation Limited]

Singapore/ Strengthening of Social Innovation Business in the “Asian belt” zone [Singapore/Economic Development Board]

(3) Expand new businesses leveraging Hitachi’s strengths

- Eco-friendly city

- Water and sewage operation and management

- Eco-friendly data centers

- Energy-saving systems for LNG plants

(4) Global Growth Strategy Target

	FY2009 Results	FY2012 Targets
Overseas revenue ratio	41%	Over 50%
Head count in Japan	231 k	217 k
Head count overseas	129 k	161 k

3. Focusing Business Resources on the Social Innovation Business

Focusing business resources/investment total 1.6 trillion yen on the Social Innovation Business

(1) Concentrate investments in FY2010-FY2012

Allocate 70% of total amount (1.4 trillion yen) for capital expenditures and strategic investments

FY2010-FY2012 total investment 1 trillion yen

(2) Strategically allocate R&D investment

Allocate 50% of total amount (1.2 trillion yen)

FY2010-FY2012 R&D investment 600 billion yen

<Major investment items>

Information & Telecommunication Systems

- Data center business

Power Systems

- Ramp up production of nuclear power plants

Social Infrastructure & Industrial Systems

- Increase production of railway systems, Elevator and escalator research laboratory, Healthcare

Construction Machinery

- Increase production in emerging markets, develop hybrid, electric drive

High Functional Materials & Components

- Develop materials for batteries, inverters and other environmental products

4. Strengthening the Business Structure to Stabilize Profitability

(1) Status of Improvement in “Underperforming” Businesses

Flat-panel TV business	Ceased in-house production of panels and TVs overseas gUsing OEM and production outsourcing

Automotive systems-related business	Structural reforms (Cost cutting, base realignment, workforce reductions) gRespond to hybrid and electric vehicles, and high-efficiency engine needs

Hard Disk Drive business	Profitable for past two years, posted record earnings in January-March 2010 quarter gGrow new businesses such as SSD* and external HDDs

*:	Solid State Drive

(2) Cost-Cutting Measures

Reduce procurement costs, continue reducing fixed cost

(3) Reinforce Financial Position

- Improve profitability

Expand strong products to improve operating income ratio, solid asset management, expand scope of consolidated tax filing

gConsistently generate net income attributable to Hitachi, Ltd. of at least 200 billion yen

- Strengthen financial position

Raise net income attributable to Hitachi, Ltd. to strengthen stockholders’ equity, reduce total assets, reduce interest-bearing debt, and continuously generate positive free cash flows

gD/E ratio (including noncontrolling interests) to 0.8% times or below, total Hitachi, Ltd.’s stockholders’ equity ratio 20%

(4) Promote In-house Company System

- In-house Company: Strengthen ability to quickly respond to change

Delegation of authority in accordance with internal ratings

gSpeedy, autonomous management

In-house Company evaluations based on FIV (Future Inspiration Value), operating income and cash flows

- Corporate: Promote Hitachi Group management focused on generating synergies

Share global advanced IT platform, manufacturing, procurement and brand

gLead the improvement of in-house companies competitiveness

Capture faster synergies in corporate marketing, R&D and engineering divisions

gExpand business coordination fields across in-house companies

(5) Become a Global CSR Leader

Integrate CSR with management and business strategy

gTransform into a truly global company with the same values as society

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•

economic conditions, including consumer spending and plant and equipment investments in Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, as well as levels of demand in the major industrial sectors which Hitachi serves, including, without limitation, the information, electronics, automotive, construction and financial sectors;

•

exchange rate fluctuations for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing;

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities that it holds;

•	the potential for significant losses on Hitachi’s investments in equity method affiliates;

•

increased commoditization of information technology products and digital media-related products and intensifying price competition for such products, particularly in the Components & Devices and the Digital Media & Consumer Products segments;

•	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological innovation;

•	the possibility of cost fluctuations during the lifetime of or cancellation of long-term contracts, for which Hitachi uses the percentage-of-completion method to recognize revenue from sales;

•	fluctuations in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum and synthetic resins;

•	fluctuations in product demand and industry capacity;

•	uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rates and/or price of raw materials;

•	uncertainty as to Hitachi’s ability to achieve the anticipated benefits of its strategy to strengthen its Social Innovation Business;

•

uncertainty as to the success of restructuring efforts to improve management efficiency by divesting or otherwise exiting underperforming businesses and to strengthen competitiveness and other cost reduction measures;

•

general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, including, without limitation, direct or indirect restrictions by other nations on imports, or differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•

uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

•	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

•	the possibility of disruption of Hitachi’s operations in Japan by earthquakes or other natural disasters;

•	uncertainty as to Hitachi’s ability to maintain the integrity of its information systems, as well as Hitachi’s ability to protect its confidential information and that of its customers;

•	uncertainty as to the accuracy of key assumptions Hitachi uses to valuate its significant employee benefit related costs; and

•	uncertainty as to Hitachi’s ability to attract and retain skilled personnel.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 360,000 employees worldwide. Fiscal 2009 (ended March 31, 2010) consolidated revenues totaled 8,968 billion yen ($96.4 billion). Hitachi will focus more than ever on the Social Innovation Business, which includes information and telecommunication systems, power systems, environmental, industrial and transportation systems, and social and urban systems, as well as the sophisticated materials and key devices that support them. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

# # #

2-1. Global Growth Strategy

(1) Promote and expand global localization

Strengthen project control center via local leadership

Rigorously develop a more market-centric approach through leadership by local companies Grasp local values, standards and risks under local leadership

Accelerate development of a detailed strategy in each region Maintain Japan as a strong business base

Emerging Tap into robust social innovation demand, cooperate with partners markets

Industrialized Make environmental and integrated technology proposals to address countries demand to upgrade social infrastructure

Japan Develop environmental and integrated services leveraging a strong business base

© Hitachi, Ltd. 2010. All rights reserved. 11

2012 Mid-term Management Plan

“Growth Driven by Social Innovation Business” & “Solid Financial Base”

[Contents]

1. Key Strategy

2. Global Growth Strategy

3. Focusing Business Resources on the Social Innovation Business

4. Strengthening the Business Structure to Stabilize Profitability

5. FY2012 Targets

© Hitachi, Ltd. 2010. All rights reserved. 2

2012 Mid-term Management Plan

“Growth Driven by Social Innovation Business” & “Solid Financial Base”

[Contents]

1. Key Strategy

2. Global Growth Strategy

3. Focusing Business Resources on the Social Innovation Business

4. Strengthening the Business Structure to Stabilize Profitability

5. FY2012 Targets

© Hitachi, Ltd. 2010. All rights reserved. 3

1-1. Key Strategy [Financial Results]

FY2008 FY2009

Revenues ¥ 10,000.3 billion ¥ 8,968.5 billion

(1.3%) (2.3%)

Operating income ¥ 127.1 billion ¥ 202.1 billion

Net loss attributable to Hitachi, Ltd. (¥ 787.3 billion) (¥ 106.9 billion)

D/E Ratio* 1.29 times 1.04 times

Total Hitachi, Ltd. 11.2% 14.4%

Stockholders’ equity

*	Including noncontrolling interests

© Hitachi, Ltd. 2010. All rights reserved. 4

1-2. Key Strategy [FY2012 Financial Targets]

FY2012 Targets

Revenues ¥ 10,500 billion

Operating income Over 5%

Net income attributable

to Hitachi, Ltd. Consistently generate at least ¥ 200 billion

D/E Ratio* 0.8 times or below

Total Hitachi, Ltd. 20%

Stockholders’ equity

*	Including noncontrolling interests

© Hitachi, Ltd. 2010. All rights reserved. 5

1-3. Key Strategy [Core Initiatives]

“Growth Driven by Social Innovation Business”

& “Solid Financial Base”

The Social Innovation Business is made up of: Fusion of social infrastructure and IT , and materials and key devices

1. Leverage Hitachi’s strengths to promote a global growth strategy

Strengthen locally led project control centers, develop detailed strategies in each region

2. Focus business resources on the Social Innovation Business

Invest ¥1 trillion in the FY2010 to FY2012 period, spend ¥ 600 billion on R&D expenses

3. Strengthen the business structure to stabilize profitability

Rigorously cut costs, improve net other deductions, etc., become a global CSR leader

© Hitachi, Ltd. 2010. All rights reserved. 6

1-4. Key Strategy [Business Focus]

Social Innovation Business

Industrial, transportation and urban development systems

Eco-friendly city (Water treatment)

Cloud computing Construction Elevators and escalators Consulting machinery Green mobility

Data centers

Energy Storage Smart grids

(Thermal, nuclear, renewable)

Information and Telecommunication systems

Healthcare

Power systems

Materials and key devices

© Hitachi, Ltd. 2010. All rights reserved. 7

1-5. Key Strategy [Management Focus]

Leverage Information, Experience Global and Trust of Hitachi to develop globally

Address social innovation needs Fusion by synergistic integration of social infrastructure and IT

Refine ability to build environmental Environment systems by drawing on advanced environmental technologies and experience

© Hitachi, Ltd. 2010. All rights reserved. 8

1-6. Key Strategy [Stronger Hitachi]

FY2010-FY2012: From “Defense” to “Offense”

“Offense”

Concentrate investment on key business fields Strengthen cooperation with leading Japanese and overseas partners Accelerate locally-led business to expand globally Embrace Hitachi’s pioneering venture spirit

Return to our roots on our 100th anniversary

“Defense”

Strengthen cost competitiveness Reinforce financial position Continue realigning business portfolio

© Hitachi, Ltd. 2010. All rights reserved. 9

2012 Mid-term Management Plan

“Growth Driven by Social Innovation Business” & “Solid Financial Base”

[Contents]

1. Key Strategy

2. Global Growth Strategy

3. Focusing Business Resources on the Social Innovation Business

4. Strengthening the Business Structure to Stabilize Profitability

5. FY2012 Targets

© Hitachi, Ltd. 2010. All rights reserved. 10

2-1. Global Growth Strategy

(1) Promote and expand global localization

Strengthen project control center via local leadership

Rigorously develop a more market-centric approach through leadership by local companies Grasp local values, standards and risks under local leadership

Accelerate development of a detailed strategy in each region Maintain Japan as a strong business base

Emerging markets

Tap into robust social innovation demand, cooperate with partners

Industrialized countries

Make environmental and integrated technology proposals to address demand to upgrade social infrastructure

Japan Develop environmental and integrated services leveraging a strong business base

© Hitachi, Ltd. 2010. All rights reserved. 11

2-2. Global Growth Strategy

(2) Expand business opportunities in collaboration with partners

Project name Partner

China India Singapore

Cooperative projects in low-carbon society building and resource recycling fields

Sino-Singapore Tianjin Eco-City project

Delhi Mumbai Industrial Corridor (Dahej)

Strengthening of Social Innovation Business in the “Asian belt” zone

National Development and Reform Commission

Sino-Singapore Tianjin Eco-City Investment and Development Co., Ltd

Delhi Mumbai Industrial Corridor Development Corporation Limited

Singapore/ Economic Development Board

(3) Expand new businesses leveraging Hitachi’s strengths

Eco-friendly city Water and sewage operation and management Eco-friendly data centers Energy-saving systems for LNG plants

© Hitachi, Ltd. 2010. All rights reserved. 12

2-3. Global Growth Strategy [Emerging Markets (1): China]

Market features

- Rapidly growing social innovation market

- Requires partnerships with local partners

Hitachi’s achievements

1980s-1990s Developed bases for construction

machinery, elevators and

escalators, home appliances, etc.

Achieved consolidated

2000s revenues of over ¥1 trillion

The Most Trusted Partner in China

Hitachi’s China Revenues

(Trillion yen)

1.5

1.0

0.5

0

05 06 07 08 09 2010 FY2012

Future strategy Strengthen competitiveness of individual businesses

Construction machinery, elevators and escalators, turbines, pumps, industrial machinery, ATMs, railway systems, IT solutions, high functional materials and components Grow environmental systems business Differentiate with environmental and energy-saving technologies

© Hitachi, Ltd. 2010. All rights reserved. 13

2-4. Global Growth Strategy [Emerging Markets (2): China]

China: Focus on creating a low-carbon society and eco-friendly cities

Cooperative project fields

Highly efficient power generation and smart grids Water treatment system

Home appliance recycling

Urban transportation (Subways)

Low carbon

Water circulation Energy efficiency Power Water Railways Higher efficiency Profitability Recycling Airports Energy saving Factories Roads Electric vehicles Disaster prevention Distribution Smart grids IT and control technologies Green IT Trading companies, financial services, construction, academia, think tanks, local governments

Develop in Asian belt zone (India to Southeast Asia) Package environmental systems Utilize Hitachi brand strength in home appliances

Progressively utilize existing local production and maintenance systems Accelerate investment in and alliances with local partners

(E.g. Maldives water and sewage operation and management)

© Hitachi, Ltd. 2010. All rights reserved. 14

2-5. Global Growth Strategy [Industrialized Countries (1): Europe]

HITACHI
Inspire the Next

Market features

- Strict environmental regulations
- Increasing demand for renewing aging infrastructure

Hitachi's achievements

-Built thermal power plant project control center locally to respond to Europe's needs

-U.K./High-speed railway started operation, establish maintenance base

[Thermal power plants: Tri-polar local business framework]



Europe
Asia
Americas
Hitachi Power Europe GmbH
Hitachi Power Africa Pty. Ltd.
Power Systems Company, etc.
Hitachi Power Systems America, Ltd.
China/Dongfang Electric
MD&A
Europe and South Africa EPC business
Japan business Asia business
Americas business

Future strategy

Expand locally led thermal power plant business	Europe, South Africa
Build an integrated formation from rolling stock manufacture to maintenance	U.K.
Expand eco-friendly data center business	Europe

© Hitachi, Ltd. 2010. All rights reserved.
15

2-6. Global Growth Strategy

[E.g. Strengthen Europe Project Control Center]

[Europe Project Control Center]

Include India in the future

Hitachi Power Europe [Germany] (1,000 people)

Under construction in Europe: 10 plants

R&D: Development of CCS and A-USC with local universities

Hitachi Power Africa [South Africa] (100 people)

Under construction in South Africa: 12 plants

CCS: Carbon Dioxide Capture and Storage

A-USC: Advanced Ultra Super Critical

South Africa—Medupi-Kusile

Commencement of operation of first plant beginning of 2012: Approx. ¥ 570 billion.

Overall plant plan

Coordinating with the government and fund raising

Local project control center

Risk management

Construction

Personnel training (1,400 people)

© Hitachi, Ltd. 2010. All rights reserved. 16

2-7. Global Growth Strategy [Industrialized Countries (2): North America]

Market features -New IT and standards set in Silicon Valley

Hitachi’s achievements -Product and sales strategy led by U.S. side -World-leading share in enterprise class storage systems (Hitachi estimate, monetary basis) -Established U.S. consulting business platform (10-year history)

[Storage, etc.: Global business led by U.S. control center]

Regional

Japan U.S. headquarters

Information & Hitachi Data Americas

Telecommunication

Systems Company System

Europe

Asia

Japan business Overseas business

Product strategy, development, Manufacturing bases

design and connectivity testing (Japan, U.S., France)

Future strategy

Expand globally distinctive solutions centered on storage

Extend consulting business developed in the U.S. to Asia and elsewhere

© Hitachi, Ltd. 2010. All rights reserved. 17

2-8. Global Growth Strategy [Overseas Revenues]

Aim to achieve an overseas revenue ratio of more than 50% in FY2012

[Revenues by Region]

Asia, etc. [13]

China Japan Emerging [11] markets [59]

Overseas revenue ratio

Europe

[9] 41% North America [8]

[            ]:% ratio

Asia, etc. [14]

Japan Emerging [52] China markets

[16] Overseas revenue ratio

48%

Over 50%

Europe [9] North America [9]

Head Count FY2009 FY2012

231 k In Japan 217 k 129 k Overseas 161 k

© Hitachi, Ltd. 2010. All rights reserved. 18

2-9. Global Growth Strategy [Japan]

HITACHI
Inspire the Next

- Technologies and experience built up with customers
- Top-class market shares

→ Challenge further as an important base market

- Support customers expanding overseas -

Experience / Reliability / Technology

	Present	Initiatives from FY2010
Information & Telecommuni-cation Systems	Large-scale systems (Financial institutions, public, industry) Storage, JP1*	Expand high-value-added services businesses Expand smart grid business
Power Systems	Equipment and control Nuclear power plants (ABWR*)	Make sophisticated cross-organizational proposals from the whole Hitachi Group Continue to make steady progress with construction (Shimane and Oma)
Social Infrastructure and Industrial Systems	Aluminum trains Operation control Building systems	Respond to demand for new bullet trains Expand high-value-added services business for entire buildings

JP1: Integrated Systems Management
ABWR: Advanced Boiling Water Reactor

© Hitachi, Ltd. 2010. All rights reserved.
19

2012 Mid-term Management Plan

“Growth Driven by Social Innovation Business” & “Solid Financial Base”

[Contents]

1. Key Strategy

2. Global Growth Strategy

3. Focusing Business Resources on the Social Innovation Business

4. Strengthening the Business Structure to Stabilize Profitability

5. FY2012 Targets

© Hitachi, Ltd. 2010. All rights reserved. 20

3-1. Focusing Business Resources [Portfolio Realignment]

HITACHI
Inspire the Next

Realigned the equivalent of 30% of revenue portfolio (Strengthening, rebuilding)

Strengthening initiatives Social Innovation Business

- **2007/10** Commenced operations at a rolling stock maintenance yard in Europe
- **2007/6** Started global alliance with GE in nuclear power business
- 10/10 merger (Plan)
  - Hitachi Information Systems, Ltd.
  - Hitachi Software Engineering Co., Ltd.
  - Hitachi Systems & Services, Ltd.
  - Hitachi Plant Technologies, Ltd.
  - Hitachi Maxell, Ltd.
- **2010/2,2010/4** Made 5 listed subsidiaries wholly owned subsidiaries
- **2010/3** Hitachi Construction Machinery Co., Ltd. made Telco Construction Equipment Company Limited a subsidiary

Ongoing Portfolio realignment

Rebuilding initiatives Business portfolio

- **2008/3** Investment by Canon Inc. and Panasonic Corp. in Hitachi Displays Co., Ltd.
- **2009/3** Converted Hitachi Koki Co., Ltd. and Hitachi Kokusai Electric Inc. into consolidated subsidiaries
- **2010/6** (Plan) Plan to integrate mobile phone business with NEC
- **2010/4** Integrated business operations at Renesas Technology Corp. and NEC Electronics Corporation
- **2007/10** Withdrew from consumer PC business
- **2009/7, 2009/9** Transferred manufacturing facilities and plant of Hitachi Plasma Display Limited
- **2010/6** (Plan) Planned transfer of IPS Alpha Technology, Ltd.

2007 | 2008 | 2009 | 2010

© Hitachi, Ltd. 2010. All rights reserved.
21

3-2. Focusing Business Resources [Capex and Strategic Investments]

HITACHI Inspire the Next

Concentrate investment on the Social Innovation Business

Global | Fusion | Environment

(1) Concentrate investments in FY2010-FY2012

- Allocated 70% of total amount (¥ 1.4 trillion) for capital expenditures and strategic investments in this business

FY2010-FY2012 total investment ¥ 1 trillion

- Conduct M&As

■ Examples of main investments:
Focus on strengthening large-scale systems globally

	Investment purpose	Timing
Information & Telecommunication Systems	Expand data center business	FY2010～12
Power Systems	Strengthen competitiveness in highly efficient thermal power, and nuclear power systems	
Social Infrastructure & Industrial Systems	Establish rolling stock manufacturing and maintenance functions in the U.K.	FY2011～

© Hitachi, Ltd. 2010. All rights reserved.
22

3-3. Focusing Business Resources [R&D Investment]

Concentrate investment on the Social Innovation Business

Global Fusion Environment

(2) Strategically allocate R&D investment

Allocate 50% of total amount(¥ 1.2 trillion)

FY2010-FY2012 R&D investment ¥ 600 billion

Examples of main investments:

Establish an R&D framework according to region

Global

Fusion

Environment

Core and platform

Regional R&D for Social Innovation Business

Information platforms for social infrastructure

New Electronics research

Efficient design based on analysis technology

North America: Storage systems

China: Smart grids

Large capacity, real time, highly reliable, knowledge extraction

New power devices, inverters

Lithium-ion batteries

Increase and strengthen super computers strengthen analysis technologies

Slash design time

© Hitachi, Ltd. 2010. All rights reserved. 23

3-4. Focusing Business Resources [¥ 1.6 trillion Investment]

Concentrate investment on the Social Innovation Business

Information & Telecommunication Systems Data center business

Power Systems Ramp up production of nuclear power plants

Social Infrastructure & Industrial Systems

Increase production of railway systems

Elevator and escalator research laboratory

Healthcare

Construction Machinery

Increase production in emerging markets

Develop hybrid, electric drive

High Functional Materials & Components

Develop materials for batteries, inverters and other environmental products

(Billion yen)

Capex and Strategic Investments

¥ 1 trillion

(FY2010~FY2012)

Information & Telecommunication Systems

Power Systems

Social Infrastructure & Industrial Systems

Construction Machinery

High Functional Materials & Components

400 300 200 100 0

FY2009 FY2012

R&D Investment

¥ 600 billion

(FY2010~FY2012)

122% 220 180

FY2009 FY2012

© Hitachi, Ltd. 2010. All rights reserved. 24

3-5. Focusing Business Resources [High Functional Materials & Components, etc.]

Focus on advanced technologies for supporting the Social Innovation Business

Metals Environmental and energy-saving materials

(Rare-earth magnets, amorphous)

Power, railway and communications materials

Cables(Radiation-resistant cables for nuclear power plants,

cables for railways)

Environmental and energy materials

Chemicals(High thermal conductive materials, battery electrode materials, solar cell components)

Eco-car and railway key components

Batteries(Standard-type lithium-ion batteries for social infrastructure and industrial systems)

Energy-saving equipment and devices

Key devices(Inverters, high-efficiency motors, power devices,

transformers)

© Hitachi, Ltd. 2010. All rights reserved. 25

2012 Mid-term Management Plan

“Growth Driven by Social Innovation Business” & “Solid Financial Base”

[Contents]

1. Key Strategy

2. Global Growth Strategy

3. Focusing Business Resources on the Social Innovation Business

4. Strengthening the Business Structure to Stabilize Profitability

5. FY2012 Targets

© Hitachi, Ltd. 2010. All rights reserved. 26

[Status of Improvement in

4-1. Strengthening the Business Structure “Underperforming” Businesses]

Flat-panel TV business

Ceased in-house production of panels and TVs overseas Using OEM and production outsourcing

Automotive systems-related business

Structural reforms (Cost cutting, site realignment, workforce reductions) Respond to hybrid and electric vehicles, and high-efficiency engine needs

Hard disk drive business

Profitable for past two years, posted record earnings in January-March 2010 quarter Grow new business such as SSD and external HDDs

SSD: Solid State Drive

Operating income (loss):

Billion yen

Hard Disk Drive

Automotive systems Digital media and consumer products

¥240.0 billion improvement

100 50 0 (50) (100) (150) (200)

08 09 FY2010

© Hitachi, Ltd. 2010. All rights reserved. 27

4-2. Strengthening the Business Structure [Cost-Cutting Measures]

Reduce procurement costs

(1) Expand centralized purchasing

Extend to 35% of total procurements

(2) Expand global procurement

Increase to 50% of total procurements

(3) Save resources, strengthen Value Engineering activities

Replace materials, design change, etc.

(4) Expand procurement from emerging markets

Open new offices (Brazil, China)

Strengthen functions (India, Vietnam)

Continue reducing fixed cost

(1) Continue lowering fixed cost ratio

(2) Promote Corporate-led cost cutting

Project to reduce indirect materials costs

(Use economies of scale)

Expand shared services (IFRS adoption, etc.)

Strengthen cost competitiveness to prevail against global competition

IFRS: International Financial Reporting Standards

© Hitachi, Ltd. 2010. All rights reserved. 28

4-3. Strengthening the Business Structure

[Reinforce Financial Position]

Improve profitability

Expand strong products to improve operating income ratio

Consistently generate Net income attributable to

Hitachi, Ltd . of at least ¥ 200 billion

Strengthen financial position

Raise Net income attributable to Hitachi, Ltd. to strengthen total Hitachi, Ltd. stockholders’ equity Reduce total assets Reduce interest-bearing debt

Continuously generate positive free cash flows

D/E ratio* to 0.8 times or below Total Hitachi, Ltd. Stockholders’ equity ratio 20%

Solid asset management Expand scope of consolidated tax filing

* Including noncontrolling interests

© Hitachi, Ltd. 2010. All rights reserved. 29

4-4. Strengthening the Business Structure

[Promote In-house Company System]

In-house Company

Strengthen ability to quickly respond to change

Delegation of authority by internal ratings Speedy, autonomous management

In-house Company evaluations based on FIV*, operating income and cash flows

* FIV: Future Inspiration Value

Corporate

Promote Hitachi Group management focused on generating synergies

Share global advanced IT platform, manufacturing, procurement and brand Lead the improvement of in-house companies competitiveness

In-house Capture faster synergies in in-house Corporate marketing, R&D and engineering divisions

Expand business coordination fields across in-house companies

© Hitachi, Ltd. 2010. All rights reserved. 30

4-5. Strengthening the Business Structure

[Become a Global CSR Leader]

Group vision

Contribute to the solution of fundamental global issues, and pursue the realization of a better, more prosperous global society

CSR policy

Commitment to Corporate Social Responsibility, Corporate ethics and human rights Contribution to society through business Environmental conservation and corporate citizenship activities, etc.

Contribution to Environment

Targets by FY2025

Reduce annual CO2 emissions by 100 million tons through Hitachi products and services Make all Hitachi Group products Eco-Products*

Eco-Products: Products that meet certain standards under the Assessment for DfE (Design for Environment) system

Integrate CSR with management and business strategy

Transform into a truly global company with the same values as society

© Hitachi, Ltd. 2010. All rights reserved. 31

2012 Mid-term Management Plan

“Growth Driven by Social Innovation Business” & “Solid Financial Base”

[Contents]

1. Key Strategy

2. Global Growth Strategy

3. Focusing Business Resources on the Social Innovation Business

4. Strengthening the Business Structure to Stabilize Profitability

5. FY2012 Targets

© Hitachi, Ltd. 2010. All rights reserved. 32

5-1. FY2012 Targets [Position Chart by Segment]

HITACHI Inspire the Next

FY2009 Results



Operating income (Billion yen)
Circle size indicates revenue size
100
5.0
Operating income ratio(%)
Information & Telecommunication Systems
Social Infrastructure & Industrial Systems
High Functional Materials & Components
Power Systems
Automotive Systems
Components & Devices
Digital Media & Consumer Products
Financial Services
Construction Machinery
Electronic Systems & Equipment



Operating income ratio
%
10
5
0
Social Innovation Business
Target 7%
Target over 5%
Total
2.3
3.7
09
2010
FY2012

FY2012 Targets



Arrows point to FY2015 targets
100
5.0
Operating income ratio(%)
Information & Telecommunication Systems
Electronic Systems & Equipment
Components & Devices
Social Infrastructure & Industrial Systems
High Functional Materials & Components
Digital Media & Consumer Products
Automotive Systems
Construction Machinery
Financial Services
Power Systems

© Hitachi, Ltd. 2010. All rights reserved. 33

5-2. FY2012 Targets [Revenues by Segment]

Social Innovation Business lead growth

Revenues (Trillion yen)

Information & Telecommunication Systems

Power Systems

Social Infrastructure & Industrial Systems

Construction Machinery

High Functional Materials & Components

Digital Media & Consumer Products, Financial Services and others Components & Devices

Automotive Systems

Electronic Systems & Equipment

10.0 5.0 0

FY2009 FY2012

10.5 9.0

Social Innovation Business

60% 40%

© Hitachi, Ltd. 2010. All rights reserved. 34

5-2. FY2012 Targets

[Expand Operating Income and Improve Net Other Deductions]

Change company’s structure to generate consolidated net income

FY2009 Results

(Billion yen) 500

Operating income 202.1

Net other deductions

Income taxes

Net income attributable to noncontrolling interests

Net loss attributable to Hitachi, Ltd.

0 (106.9)

FY2012 Targets

Operating income

Net other deductions

Income taxes

Net income attributable to noncontrolling interests

Net income attributable to Hitachi, Ltd.

Reduce business structural reform expenses, improve net equity in losses of affiliated companies Reduce tax expenses through expanding scope of consolidated tax filing Reduce outflows attributable to noncontrolling interests

- Limited incurrence of business structural reform expenses - Integration in Renesas and NEC Electronics

- 5 listed subsidiaries converted to wholly owned subsidiaries

© Hitachi, Ltd. 2010. All rights reserved. 35

5-4. FY2012 Targets

FY2009 Results FY2012 Targets

Revenues ¥ 8,968.5 billion ¥ 10,500 billion

(2.3%)

Operating income ¥ 202.1 billion Over 5%

Net income attributable Consistently generate

(¥ 106.9 billion)

to Hitachi, Ltd. at least ¥ 200 billion

D/E Ratio* 1.04 times 0.8 times or below

Total Hitachi, Ltd. 14.4% 20%

Stockholders’ equity

* Including noncontrolling interests

© Hitachi, Ltd. 2010. All rights reserved. 36

5-5. Conclusion

FY2010-FY2012: From “Defense” to “Offense”

Focus on Global, Fusion, Environment

Venture into the next 100 years

Respond to society’s needs in the Social Innovation Business

37

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

- economic conditions, including consumer spending and plant and equipment investments in Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, as well as levels of demand in the major industrial sectors which Hitachi serves, including, without limitation, the information, electronics, automotive, construction and financial sectors;

- exchange rate fluctuations for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro;

- uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing;

- uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities that it holds;

- the potential for significant losses on Hitachi’s investments in equity method affiliates;

- increased commoditization of information technology products and digital media-related products and intensifying price competition for such products, particularly in the Components & Devices and the Digital Media & Consumer Products segments;

- uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

- rapid technological innovation;

- the possibility of cost fluctuations during the lifetime of or cancellation of long-term contracts, for which Hitachi uses the percentage-of-completion method to recognize revenue from sales;

- fluctuations in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum and synthetic resins;

- fluctuations in product demand and industry capacity;

- uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rates and/or price of raw materials;

- uncertainty as to Hitachi’s ability to achieve the anticipated benefits of its strategy to strengthen its Social Innovation Business;

- uncertainty as to the success of restructuring efforts to improve management efficiency by divesting or otherwise exiting underperforming businesses and to strengthen competitiveness and other cost reduction measures;

- general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, including, without limitation, direct or Indirect restrictions by other nations on imports, or differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;

- uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

- uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

- uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

- the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

- the possibility of disruption of Hitachi’s operations in Japan by earthquakes or other natural disasters;

- uncertainty as to Hitachi’s ability to maintain the integrity of its information systems, as well as Hitachi’s ability to protect its confidential information and that of its customers;

- uncertainty as to the accuracy of key assumptions Hitachi uses to valuate its significant employee benefit related costs; and

- uncertainty as to Hitachi’s ability to attract and retain skilled personnel.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

© Hitachi, Ltd. 2010. All rights reserved. 38

HITACHI

Inspire the Next